SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                             FORM 15

  Certification and Notice of Termination of Registration Under
     Section 12(g) of the Securities Exchange Act of 1934 or
  Suspension of Duty to File Reports Under Section 13 and 15(d)
             of the Securities Exchange Act of 1934.

                              Commission File Number   0-21482


                    MBLA FINANCIAL CORPORATION
      (Exact name of registrant as specified in its charter)

      101 Vine Street, Macon, Missouri 63552; (660) 385-2122
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Common Stock, par value $.01 per share
     (Title of each class of securities covered by this Form)

                               none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [X ]      Rule 12h-3(b)(1)(ii)[  ]
     Rule 12g-4(a)(1)(ii)[  ]      Rule 12h-3(b)(2(i)  [  ]
     Rule 12g-4(a)(2)(i) [  ]      Rule 12h-3(b)(2)(ii)[  ]
     Rule 12g-4(a)(2)(ii)[  ]      Rule 15d-6          [  ]
     Rule 12h-3(b)(1)(i) [X ]

     Approximate number of holders of record as of the certificate or notice date:
    One.

     Pursuant to the requirements of the Securities Exchange Act of 1934 MBLA Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   MBLA FINANCIAL CORPORATION

DATE: October 12, 1999             By:/s/ Edward D. Douglas
                                      Edward D. Douglas, Chairman of the Board